EXHIBIT 99.1

For Immediate Release	Date: September 23, 2019
19-28-TR

Teck’s Q3 2019 Financial Results and Investors’ Conference Call
October 24, 2019

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) will release its third quarter 2019 earnings results on Thursday, October 24, 2019 before market open.

The company will hold an investor conference call to discuss the third quarter 2019 earnings results at 11:00 a.m. Eastern time / 8:00 a.m. Pacific time on Thursday, October 24, 2019. The conference call dial-in is 416.340.2216 or toll free 800.273.9672, no pass code required. Media are invited to attend on a listen-only basis.

A live audio webcast of the conference call, together with supporting presentation slides, will be available on Teck's website at www.teck.com.

The recording of the live audio webcast will be available from 10:00 a.m. Pacific time October 24, 2019 on Teck’s website at www.teck.com.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Ellen Lai
Coordinator, Investor Relations
604.699.4257
ellen.lai@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com